UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MATCHES, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.:   333-149293

Wyoming

(State or other jurisdiction of

Incorporation or Organization)

Suzhou Jinkai Textile Co.,Ltd,Yongle Development Zone, Huangjing Town,

Taicang City, Jiangsu Province, China, 215427(Address of principal executive offices and zip code)

(86)-512-53818777

(Registrant's telephone number including area code)

December 23, 2010

MATCHES, INC.

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to Matches, Inc.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “ Exchange Act ”) and Rule 14f-1 thereunder, in connection with  proposed changes in a majority of the membership of the board of directors of Matches, Inc.  The date of this information statement is December 23, 2010.

This information statement is being mailed to shareholders of record as of December 23, 2010 and filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2010.

Matches currently has two directors, Neville Pearson and Chen Jinle. On the tenth day after this Information Statement has been mailed to Shareholders, Matches plans to appoint  Zeng Jin and Chen Jinchai to its Board of Directors, at which time Mr. Neville Pearson will resign as a director.

Mr. Pearson resigned as the sole officer of Matches on December 21, 2010. The persons listed herein are the current officers of Matches.

No action is required by the shareholders of Matches in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to Matches’ shareholders of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of Matches’ directors occurs (otherwise than at a meeting of Matches’ shareholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF MATCHES’ DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH GOLDEN STONE RISING LIMITED

On December 17, 2010, we entered into an Agreement and Plan of Reorganization (the “Exchange Agreement”), pursuant to which we acquired Golden Stone Rising Limited, a British Virgin Islands company (“Golden”).  Golden,  through its subsidiaries and controlled operations in the People’s Republic of China (the “PRC” or “China”), is in the business of producing polyester chemical fibers.

The transaction closed on December 22, 2010 the (“Closing Date”). On the Closing Date,  the Company  acquired Golden Stone Rising Limited by agreeing to issue 170,948,684 shares of Common Stock of the Company, constituting 95.25% of the company after giving effect to the issuance of such shares.  Due to a shortage of currently authorized shares, 70,000,000 shares were issued at the Closing and the remaining amount will be issued at such time as the Company has completed an amendment to its articles to increase its authorized shares.   As of the date of this Schedule 14f, 78,525,000 shares are issued and outstanding.

 Prior to the Closing, Matches was engaged in the online dating business.

Golden Stone Rising Limited owns 100% of Triple Success Holdings, LLC, a Nevada company, which owns 100% of Taicang Kehui Consultants Service Limited, a PRC wholly owned foreign enterprise. Taicang Kehui Consultants Service Limited is a PRC company (“Taicang Kehui”) that has a control agreement to manage and operate the business of Suzhou Jinkai Textile Co., Ltd.  This agreement gives Taicang Kehui control of the board and management of Suzhou Jinkai Textile Co., Ltd., as well as the financial costs and benefits, making Suzhou Jinkai Textile Co., Ltd. a Variable Interest Entity (“VIE”).   Suzhou Jinkai Textile Co. Ltd. has two wholly owned subsidiaries, Taicang Jinkai Differentiated Fiber Research and Development Co., Ltd. and Suzhou Hangyu Textile Co., Ltd., as well as one 55% owned subsidiary, Suzhou Zhongxian Supply Chain Management Co., Ltd.

VOTING SECURITIES

As of December 23, 2010, there were 78,525,000  shares of Matches’s Common Stock outstanding held of record by 45 shareholders.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. There is no record date applicable to the matters set forth herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of December 23, 2010 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, and named executive officer, and (iii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

We had 78,525,000 shares of common stock outstanding on December 21, 2010, however, we anticipate that within the next 60 days that we will have amended our Articles of Incorporation to effect an increase of our authorized shares of common stock and will have issued an additional 100,948,684 shares of Common Stock immediately after such amendment.  Therefore, this table displays both our current beneficial ownership structure and the effect of such amendment and issuance.

Names and Addresses of Beneficial(1) Owners	Amount and Nature of Beneficial Ownership on December 23, 2010	% of Class	Amount and Nature of Beneficial Ownership after issuances following increase of authorized shares	% of Class

Chen Jinchai, Director	0	0	0	0
Zhao Zhimeng, Chief Financial Officer	0	0	0	0
Zeng Jin, Director	0	0	0	0
Zhang Xiqing Chief Operating Officer	0	0	0	0
Chen Jinle, Chief Executive Officer And Chairperson of the Board(2)	27,483,750	35.0%	62,815,789	35.0%
Hung, Tsui Mei(3)	61,851,263	78.8%	162,196,111	90.4%
Chen Yilong(2)	7,067,250	9.0%	16,152,632	9.0%
Chen Yongbin(2)	4,711,500	6.0%	10,768,421	6.0%
Zhao Shan’gao(2)	4,711,500	6.0%	10,768,421	6.0%
All directors and officers as a group (4 persons)	27,483,750	35.0%	62,815,789	35.0%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities anticipated to be exercisable or convertible at or within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Represents shares this person is entitled to purchase from Hung Tsui Mei under an option agreement.
(3)

Address of this shareholder is Yongle Development Zone, Huangjing Town, Taicang City, Jiangsu Province, China, 215427. This person has granted options to purchase all of his shares for nominal consideration to 16 persons, including Chen Jinle, Zhao Shan’gao, and Chen Yongbin.

CHANGE OF CONTROL

A change of control took place on the Closing Date from Neville Pearson, the former sole officer and director of the Company.  On the Closing Date, pursuant to the terms of the Exchange Agreement, the Company  acquired Golden Stone Rising Ltd  by issuing 170,948,684 shares of Common Stock of the Company, constituting 95.25% of the company.  Due to a shortage of currently authorized shares, 70,000,000 shares were issued at the Closing of the acquisition and the remaining amount will be issued after the Company has completed an amendment to its articles to increase its authorized shares.   As of this time, 78,525,000 shares are issued and outstanding.   As a result of these transactions, Golden Stone Rising Ltd. became a wholly owned subsidiary of Matches, and the former Golden Stone shareholders in turn own shares of Matches.  The persons who obtained control on the Closing are set forth above under the caption "Security Ownership of Certain Beneficial Owners and Management" above.

CHANGES TO THE BOARD OF DIRECTORS AND IDENTIFICATION OF OUR NEW OFFICERS

Prior to the Closing, the sole officer of Matches was Neville Pearson, who resigned as an officer at the Closing and who will resign as a Director ten days following the mailing of this Information Statement to shareholders.   Concurrently  with the Closing, Mr. Pearson, as the sole member of the Board of Directors, elected Chen Jinle to serve with him on the Board of Directors. Mr. Pearson also elected Zeng Jin and Chen Jinchai to become new directors of Matches, subject to the effectiveness of Mr. Pearson’s resignation.

           We expect that upon the resignation of Mr. Pearson, Zeng Jin and Chen Jinchai will each join the Board as directors.  The change in directors is expected to occur 10 days following the mailing of this Information Statement to shareholders.

Golden has advised us that, to the best of its knowledge, except as set forth below, neither Zeng Jin nor Chen Jinchai is currently a director of, or holds any position with us other than the officer positions set forth below.

The current officers and directors and proposed directors of Matches are as follows:

Chen Jinle is our Chief Executive Officer and Chairman of our board of directors since December, 22, 2010.  Mr. Chen is the founder and president of Suzhou Jinkai Textile Co, Ltd. since its inception in 2001.  Mr. Chen has followed his family business in textile trading since the year 1987. During 1997 - 2001, Mr. Chen engaged in chemical-fiber-products trading business in Changshu City, Jiangsu province. Mr. Chen has also been in the executive positions of some governmental or industrial organizations, including President of Huangjing Trade Association of Chemical Fiber Texturing, President of Taicang Fujian Chamber of Commerce, and Member of Chinese People's Political Consultative Conference of Taicang.

Zhao Zhimeng  is our Chief Financial Officer since December 22, 2010. Mr. Zhao has been the chief financial officer of Suzhou Jinkai Textile Co, Ltd since 2010.  Prior to this, Mr. Zhao was the Chief Financial Officer for Asia Dekor, a Singapore listed company.  From 1999-2000, Mr Zhao worked as an auditor for Arthur Andersen China and from 1993-1998, Mr. Zhao worked as an auditor for Shenzhen Shekou Zhongua Accountants firm.  Mr. Zhao graduated from Chang An University in 1993, with a bachelor’s degree in Accounting.

Zhang Xiqing  is our Chief Operating Officer since December 22, 2010. Mr Zhang graduated from Tianjin Industry University with a master’s degree in macromolecular material and a professional title of advanced engineer. 1989-1992: Chemical Fiber Research Facility Director, Tianjin Petroleum and Chemical Corporation Research Academy. 1992-1997: Pre-texturing Workshop Director, Guangdong Xiqiao Synthetic Fiber Co.,Ltd; 1997-2004: Production Manager, Fujian Heshun Chemical Fiber Co.,Ltd; 2004-2007: Production Manager, Jiangsu Shenjiu Chemical Fiber Co.,Ltd. Mr Zhang joined JinKai in 2007 and is assigned as the manager of production department.

Chen Jinchai will become a director effective as of the tenth day after the mailing of this Information Statement to shareholders. Ms. Chen has been the cashier manager and corporate finance manager of Suzhou Jinkai Textile Co, Ltd since 1999.  Ms. Chen graduated from the Fuzhou Tourism Institute in 1997, with a degree in tourism management.

Zeng Jin will become a director effective as of the tenth day after the mailing of this Information Statement to shareholders. Mr. Zeng has been the general manager of Suzhou Jinkai Textile Co, Ltd. since 2007.  Prior to this, he worked for Zhongji International Industry Co., Ltd. in Hong Kong as a project director for enterprise merger and reorganization from 2003-2006.  From 1997-2003, Mr. Zeng worked as a sales manager for China Heshun Industry Group, a polyester fiber manufacturer.  Mr. Zeng graduated from Fujian Normal University Fuqing Campus in 1997 with a major in international trading.

Neville Pearson was the sole director and officer of the Company prior to Closing. He remains as a director but will resign effective as of the tenth day after the mailing of this Information Statement to shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Matches’ directors and executive officers, and persons who beneficially own more than 10% of a registered class of Matches’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Matches’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of Matches’s  common stock are required by SEC regulations to furnish Matches with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Matches, or written representations that no reports were required, Matches believes that for the fiscal year ended December 31, 2009 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Matches’  securities will file a Form 3 with the SEC and has had no change of ownership since such filing.  There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the above-referenced officers and directors has received or accrued any compensation from Matches.  None of our executives have employment agreements with us.

Director Compensation

We currently have no arrangements regarding remuneration of our directors.